

Sarah Renahan · 2nd

Co-Founder & CEO at The Worthy Company

Greater Chicago Area · Contact info

500+ connections

Worthy Foods

SDA Bocconi

Experience

Co-Founder and CEO

Worthy Foods

Mar 2015 – Present · 6 yrs 10 mos

At the Worthy Company, we are on a mission to Nourish the Goodness in All of Us by making it easier for everyone to eat more plants - deliciously and conveniently - and avoid animal products. Our category creating Worthy Bowls are the first plant-based, all-in-one snack made for on the go, and accessible for all. We're All Worthy.

Please join us!

Retail / Ecom Manager

Frette

2003 – 2012 · 9 yrs

NYC

Senior Account Executive Ladies Handbags and Accessories

Gucci

2006 – 2007 · 1 yr

NYC

Account Executive Mens RTW and Furnishings

Salvatore Ferragamo

1999 – 2001 · 2 yrs

NYC

Education

SDA Bocconi

Master Business/Fashion Management, Business

2001 – 2002

University at Albany, SUNY

Bachelor's Degree, Romance Languages, Literatures, and Linguistics, magna cum laude

1994 – 1998